Exhibit 99.1

CLIK Announces Acquisition of Remaining 75% Equity Interest in Leading Nursing Care Competitor, Solidifying Market Leadership and Expanding Revenue Base

Hong Kong, April 22, 2025 (GLOBE NEWSWIRE) -- Today, Click Holdings Limited (NASDAQ: CLIK) (“Click” or the “Company” or “we” or “our”), a leading provider of human resources (“HR”) solutions in Hong Kong specializing in Seniors Nursing Care, Logistics, and Professional HR services, is pleased to announce the acquisition of the remaining 75% equity interest in a prominent nursing care competitor (“Target Company”).

The Target Company has over a decade of experience serving the Hong Kong seniors community and maintains a talent pool of over 9,000 nursing professionals. It is expected to generate annual billings of over HK$60 million and net profit in the range of approximately HK$2.0 million to HK$3.5 million per annum, making it a financially accretive addition to Click’s growing healthcare HR platform.

Click previously acquired a 25% equity interest in the Target Company in March 2025. Upon completion of the remaining 75% acquisition, Click will hold 100% ownership, granting it full control to integrate operations and drive long-term strategic value.

“This acquisition marks a transformative step for Click,” said Mr. Chan, CEO of Click. “With full ownership, we are able to consolidate operations, align our resources, and unlock significant synergies that will accelerate our leadership in the nursing care sector.”

The acquisition expands Click’s total talent pool to over 19,000 registered professionals, strengthening its ability to meet surging demand for skilled nursing services across Hong Kong and surrounding regions. The integrated operations are also expected to create substantial operational efficiencies and boost overall profitability.

Full ownership further enables Click to fast-track development in high-growth verticals, including Home Seniors Nursing Services and Smart Home Nursing Solutions — key focus areas in its long-term strategy to deliver scalable, tech-enabled care solutions.

Click remains focused on executing its integration roadmap and delivering superior value to its clients, talent network, and shareholders. Further updates on the progress of the integration, service enhancements, and growth milestones will be shared in due course.

About Click Holdings Limited

We are a fast-growing human resources solutions provider based in Hong Kong, aiming to match our client’s human resources shortfall through our proprietary AI-empowered talent pool by one “click”. Our key businesses primarily include nursing solution (mainly seniors) services, logistics solution services and professional solution services.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited
Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Email: jack.wong@jfy.hk
Phone: +852 2691 8900